Exhibit (a)(1)(A)


                           Offer to Purchase for Cash

                      WEST PUTNAM HOUSING INVESTORS III LLC
                      a Delaware limited liability company

                             is offering to purchase
               Up to 286,600 Units of Limited Partnership Interest
                                       in

                              SECURED INCOME L.P.,
                         a Delaware limited partnership,

                                       for
                                 $32.00 Per Unit

                                       by

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                    THE OFFER TO PURCHASE, WITHDRAWAL RIGHTS
        AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
            TIME, ON OCTOBER 28, 2004, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------


            West Putnam Housing Investors III LLC ("we," "us" or the "Purchaser") is offering to purchase up to 27.3% of the outstanding units of limited partnership interest (the "Units") in Secured Income L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $32.00 per Unit (the "Purchase Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal and Assignment of Partnership Interest (the "Letter of Transmittal") (which, together with any supplements or amendments, collectively constitute the "Offer").

            The Purchase Price was determined as a favorable alternative to the recent tender offer made by AIMCO/Bethesda Holding Acquisitions, Inc. ("AIMCO/Bethesda") and the current tender offer made by MP Falcon Growth 2, LLC; MP Value Fund 7, LLC; MPF Dewaay Fund 2, LLC; MP Income Fund 18, LLC; Mackenzie Patterson Special Fund 7, LLC; Accelerated High Yield Institutional Investors, L.P.; Mackenzie Specified Income Fund, L.P.; Mackenzie Patterson Special Fund 5, LLC; MP Income Fund 16, LLC ("MP Falcon") for Unit Holders who want to sell their Units at this time, even though Wilder Richman Resources Corporation, one of the general partners of the Partnership and our affiliate, has announced that it believes the registered holders of Units ("you" or the "Unit Holders") may realize significantly greater value through a sale of the Partnership's real estate properties, which could be accomplished within the next four to twelve months. The Purchase Price will be reduced by the amount of any distributions per Unit made by the Partnership after the date of the Offer and on or prior to October 28, 2004, 12:00 midnight, New York City time (the "Expiration Date"). If you tender your Units in response to the Offer, you will not pay any Partnership transfer fees.

            Certain members of the Purchaser are affiliates of two of the three general partners of the Partnership, and of the two local partnerships in which the Partnership is invested. Because of this relationship, we have substantial conflicts of interest in making this Offer. See Section 10, "Conflicts of Interest and Transactions with Affiliates. " This Offer is not conditioned upon any minimum number of Units being tendered but is subject to certain customary conditions. See Section 14, "Conditions of the Offer."

            If you decide to tender all or any portion of your Units, you should complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the Instructions to the Letter of Transmittal and mail or deliver the certificates representing the Units being tendered, together with the signed Letter of Transmittal, to The Bank of New York, the depositary for the Offer (the "Depositary"). If you wish to tender, but your certificate has been lost, stolen, mutilated or destroyed, you must complete an affidavit of lost certificate in the form provided by the Depositary.

            You may tender any or all of your Units; provided, however, because of restrictions in the Limited Partnership Agreement, in order for a partial tender of your Units to be valid, after the sale of Units pursuant to the Offer, you must continue to hold a minimum of 250 Units (or, in the case of Unit Holders who hold Units in an Individual Retirement Account ("IRA"), Keogh or other qualified plans, at least 100 Units). See Section 1. If you currently hold 250 Units or less and you wish to tender in the Offer, you must tender all of your Units. Also, if as a result of proration you would otherwise hold less than 250 Units (100 Units in the case of a qualified plan), we will only accept Units to the extent you will hold at least the minimum required number of Units following the Offer.

            If Units are validly tendered (and not properly withdrawn) and the purchase of those Units would result in there being fewer than 300 Unit Holders in the Partnership, we will not purchase any of the Units tendered, will terminate the offer, and return all Units to the tendering Unit Holders. (See
Section 14.)

            Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal, or an affidavit of lost certificate may be directed to The Bank of New York (the "Information Agent") at the address and telephone numbers set forth on the back cover of this Offer to Purchase. No soliciting dealer fees or other payments to brokers for tenders will be paid by us.

                    ----------------------------------------

                     The Information Agent for the Offer is:

                              THE BANK OF NEW YORK
                                  P.O. Box 7090
                               Troy, MI 48007-7090
                                 1-888-382-6955

September 30, 2004
Revised October 19, 2004

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                                TABLE OF CONTENTS


                                                                          PAGE


SUMMARY TERM SHEET...........................................................1

INTRODUCTION.................................................................4
      Some Factors to Be Considered by Unit Holders..........................4
      Reasons for and Effects of the Offer...................................6
      Certain Tax Considerations.............................................6
      Outstanding Units......................................................6

THE OFFER....................................................................7
      SECTION 1.  TERMS OF THE OFFER; EXPIRATION DATE;
                  DISTRIBUTIONS; PRORATION...................................7
                  Proration..................................................7
                  Certain Limitations on Tenders and Proration...............7
                  General....................................................8
      SECTION 2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS...............8
      SECTION 3.  PROCEDURE FOR TENDERING UNITS..............................9
                  Valid Tender...............................................9
                  Signature Requirements.....................................9
                  Lost, Destroyed or Stolen Certificates.....................9
                  Delivery of Letter of Transmittal.........................10
                  Appointment as Proxy; Power of Attorney...................10
                  Assignment of Interest in Future Distributions............10
                  Determination of Validity; Rejection of Units;
                  Waiver of Defects; No Obligation to Give Notice
                  of Defects................................................10
                  Backup Federal Income Tax Withholding.....................10
                  FIRPTA Withholding........................................11
                  Binding Obligation........................................11
      SECTION 4.  WITHDRAWAL RIGHTS.........................................11
      SECTION 5.  EXTENSION OF TENDER AND CONSENT PERIOD;
                  TERMINATION; AMENDMENT....................................11
      SECTION 6.  CERTAIN FEDERAL INCOME TAX MATTERS........................12
                  General...................................................12
                  Gain or Loss Generally....................................12
                  Unrealized Receivables and Certain Inventory..............13
                  Passive Activity Loss Limitation..........................13
                  Partnership Termination...................................13
                  Backup Withholding and FIRPTA Withholding.................14
      SECTION 7.  EFFECTS OF THE OFFER......................................14
                  Limitations on Resales....................................14
                  Effect on Trading Market..................................14
                  Control of Unit Holder Voting Decisions by
                  Purchaser; Effect of Relationship with the
                  General Partners..........................................15
      SECTION 8.  OUR FUTURE PLANS..........................................14
      SECTION 9.  CERTAIN INFORMATION CONCERNING THE PARTNERSHIP............15
                  General...................................................15
                  Originally Anticipated Holding Period for
                  Partnership Investments; Alternatives.....................16
                  Selected Financial and Property-Related Data..............16
                  Mortgages.................................................17
                  Cash Distribution.........................................17

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

                  Other Information.........................................17
      SECTION 10. CONFLICTS OF INTEREST AND TRANSACTIONS WITH
                  AFFILIATES................................................18
                  Purchaser Affiliation with General Partners;
                  Conflicts of Interest with Respect to the Offer...........18
                  Financing Arrangements....................................19
                  Transactions with Affiliates..............................19
      SECTION 11. CERTAIN INFORMATION CONCERNING THE  PURCHASER.............19
                  The Purchaser.............................................19
      SECTION 12. SOURCE OF FUNDS...........................................19
      SECTION 13. BACKGROUND OF THE OFFER...................................20
                  General Background........................................20
                  Determination of our Purchase Price.......................20
                  Trading History of Units..................................21
                  Other Tender Offers.......................................21
      SECTION 14. CONDITIONS OF THE OFFER...................................21
      SECTION 15. CERTAIN LEGAL MATTERS.....................................22
                  General...................................................22
                  Antitrust.................................................22
                  Margin Requirements.......................................22
                  State Laws................................................22
      SECTION 16. FEES AND EXPENSES.........................................22
      SECTION 17. MISCELLANEOUS.............................................23

SCHEDULE I        Information Regarding Members of the Purchaser............24



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

                              SUMMARY TERM SHEET

      The following are some of the questions that you, as a Unit Holder may have and answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

      WHO IS OFFERING TO BUY MY UNITS?

The Offer to Purchase is being made by the Purchaser, a newly formed entity and a Delaware limited liability company. The Purchaser is owned 50% by West Putnam Housing Investors II LLC ("West Putnam II"), its sole managing member, and 50% by Sargeant Capital Ventures, LLC. The sole managing member of West Putnam II is West Putnam Housing Investors LLC ("West Putnam"), which owns 33 1/3% of West Putnam II. Richard P. Richman owns 75% of the membership interests of West Putnam and is its sole managing member, and Robert H. Wilder, Jr. owns the remaining 25%. Mr. Richman and Mr. Wilder are affiliates of two of the three general partners of the Partnership. Mr. Richman and Mr. Wilder also control one of the general partners of Carrollton X Associates Limited Partnership (the "Carrollton Partnership"). The sole managing member of Sargeant Capital Ventures, LLC is Daniel L. Nir, who owns a 50% interest. See "THE OFFER --
SECTION 11 CERTAIN INFORMATION CONCERNING THE PURCHASER" for more detailed information about West Putnam III.

      WHAT IS THE NUMBER OF UNITS SOUGHT IN THE OFFER?

      We are offering to purchase up to 286,600 Units, representing approximately 27.3% of the outstanding Units. This number may be reduced, however, if necessary, so that the number of Units purchased in the Offer when added to the number of all other Units transferred within the 12 months preceding the closing of the Offer would not equal or exceed 50% of the outstanding Units. Purchase of Units in excess of this amount would result in the termination of the Partnership for tax purposes and may be prohibited under the Partnership's Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"). See "THE OFFER -- SECTION 1 TERMS OF THE OFFER; EXPIRATION DATE; DISTRIBUTIONS; PRORATION" for a more detailed discussion of the maximum number of Units that can be purchased in the Offer.

      HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

      We are offering to pay $32.00 per Unit, net to you in cash. This amount will be reduced by the amount of any distributions paid between the date of this Offer and its expiration. The Purchase Price was determined as a favorable alternative to the offers made by AIMCO/Bethesda and the MP Falcon for Unit Holders who want to sell their Units at this time. We note that Wilder Richman Resources Corporation, one of the general partners of the Partnership and our affiliate, has announced that it believes Unit Holders may realize significantly greater value through a sale of the properties, which could be accomplished within the next four to twelve months. See "THE OFFER -- SECTION 1 TERMS OF THE OFFER; EXPIRATION DATE; DISTRIBUTIONS; PRORATION" for a more detailed discussion of the purchase price.

      DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

      Yes. See "THE OFFER -- SECTION 12 SOURCE OF FUNDS" for a more detailed discussion of the source of funds.

      HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

      You will have at least until 12:00 midnight, New York City time, on October 28, 2004, to decide whether to tender your Units in the Offer. See "THE OFFER -- SECTION 3 PROCEDURE FOR TENDERING UNITS" for a more detailed discussion of the expiration of the Offer.

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

      CAN THE OFFER BE EXTENDED, TERMINATED OR AMENDED AND UNDER WHAT CIRCUMSTANCES?

      Yes. We can extend, terminate or amend the Offer in certain circumstances. See "THE OFFER -- SECTION 5 EXTENSION OF TENDER AND CONSENT PERIOD; TERMINATION; AMENDMENT" for a description of these circumstances.

      HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

      If we extend the Offer, we will issue a press release or make a public announcement no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See "THE OFFER --
SECTION 5 EXTENSION OF TENDER AND CONSENT PERIOD; TERMINATION; AMENDMENT" for a more detailed discussion of the notification procedure.

      ARE THERE ANY CONDITIONS TO THE OFFER?

      Yes. Our obligation to accept for payment, purchase or pay for any Units tendered is subject to customary conditions. See "THE OFFER -- SECTION 14 CONDITIONS OF THE OFFER" for these conditions. The Offer is not subject to any minimum number of units being tendered or to any financing condition; however, the Offer is conditioned on certain conditions being satisfied, including there being at least 300 Unit Holders remaining in the Partnership after our purchase of all Units validly tendered and not properly withdrawn prior to the Expiration Date. (See THE OFFER -- SECTION 14 CONDITIONS OF THE OFFER.")

      HOW DO I TENDER MY UNITS?

      If your Units are registered in your name you must complete and sign the Letter of Transmittal or a facsimile of the Letter of Transmittal following the Instructions to the Letter of Transmittal and mail or deliver your certificates representing the Units being tendered, with the signed Letter of Transmittal, to The Bank of New York, the depositary for the Offer.

      If your Units are held in street name (that is, through a broker, dealer, or other nominee) you must instruct your nominee to tender your Units on your behalf. Your nominee will execute the Letter of Transmittal on your behalf.

      WHAT TENDERED UNITS WILL BE PURCHASED? WILL TENDERED UNITS BE PRORATED?

      We will purchase all Units from Unit Holders who validly tender and do not properly withdraw their Units prior to the Expiration Date of the Offer up to 286,600 Units. If more than 286,600 Units are validly tendered and are not properly withdrawn by the Expiration Date of the Offer, then we will purchase the Units tendered pro rata based on the number of Units validly tendered by each Unit Holder and not properly withdrawn prior to the Expiration Date of the Offer. If there is proration, all of the Units that you tender in the Offer may not be purchased even if they are validly tendered and not withdrawn prior to the Expiration Date of the Offer. See "THE OFFER -- SECTION 1 TERMS OF THE OFFER; EXPIRATION DATE; DISTRIBUTIONS; PRORATION" for a more detailed discussion of proration.

      ARE THERE ANY RESTRICTIONS ON THE NUMBER OF UNITS THAT I CAN TENDER OR CAN BE PURCHASED?

      Yes. The Limited Partnership Agreement provides that a Unit Holder may not own less than 250 Units. Therefore, you cannot tender less than all of your Units if the total number of Units that you would own after tendering is less than 250 Units. Also, if the Offer is oversubscribed and Units are accepted on a pro rata basis, we will not purchase from you an amount of Units that would leave you with less than 250

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

Units. For example, if you own 500 Units, all of which are tendered, and the proration factor is 75%, we will only purchase from you 250 Units, not 375 Units. See "THE OFFER -- SECTION 1 TERMS OF THE OFFER; EXPIRATION DATE; DISTRIBUTIONS, PRORATION" for a more detailed discussion of this limitation.

      UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED UNITS?

      You can withdraw previously tendered Units at any time prior to the Expiration Date. Also, unless the Units have been accepted for payment, you can withdraw them at any time after November 29, 2004. See "THE OFFER -- SECTION 4 WITHDRAWAL RIGHTS" for a more detailed discussion of withdrawal rights.

      HOW DO I WITHDRAW PREVIOUSLY TENDERED UNITS?

      To withdraw Units you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Units. See "THE OFFER -- SECTION 4 WITHDRAWAL RIGHTS" for a more detailed discussion of the withdrawal procedure.

      WHAT ARE THE PLANS OF THE PURCHASER FOR THE PARTNERSHIP FOLLOWING THE
      OFFER?

      If we acquire 286,600 Units in the Offer, we and our affiliates will own a majority of the total outstanding Units of the Partnership. We will then have the ability to control most voting decisions of the Unit Holders with respect to the Partnership. Also, our affiliates will continue to serve as general partners of the Partnership, general partners of the Carrollton Partnership and Columbia Westmont Associates L.P. (the "Columbia Partnership"), and certain of the limited partners of the Columbia Partnership. Such affiliates have stated that they are in discussions with a number of potential purchasers for the properties, and they believe that a sale of the properties could be accomplished within the next four to twelve months. It is our intention to support the proposed sale of the properties. At this time, we and our affiliates have no plans to change the business of the Partnership, as described in its public filings with the SEC. See "THE OFFER -- SECTION 10 CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES."

      DO THE GENERAL PARTNERS RECOMMEND THAT I TENDER IN THE OFFER?

      The general partner affiliated with us filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on September 15, 2004, in which it does not recommend selling Units at this time, unless you have an immediate need for liquidity, because it believes you may realize significantly greater value through a sale of the properties, which could be accomplished within the next four to twelve months.

      WHAT IF I HAVE PREVIOUSLY TENDERED UNITS IN ONE OF THE OTHER OFFERS?

      If you have already tendered in the MP Falcon offer, you may wish to withdraw your tender. We have attached a form notice of withdrawal for your convenience. You may use this notice to withdraw your tender in accordance with the procedures described in MP Falcon's offer documents.

      WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

      You can call The Bank of New York toll free at 1-888-382-6955. The Bank of New York is acting as the information agent for our Offer.


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

      TO THE UNIT HOLDERS OF SECURED INCOME L.P.

                                  INTRODUCTION


            The Purchaser, a newly formed Delaware limited liability company which is an affiliate of two of the three general partners of the Partnership and an affiliate of the general partner of the Carrollton Partnership which owns the Fieldpointe apartment complex in Frederick, Maryland (the "Fieldpointe Property") and the general and certain limited partners of the Columbia Partnership which owns the Westmont apartment complex in New York City (the "Westmont Property" or the "Westmont"), hereby offers to purchase up to 286,600 Units, representing approximately 27.3% of the outstanding Units, at a purchase price of $32.00 per Unit, subject to reduction as provided herein, net to the seller in cash, without interest upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

            If you are a registered holder of Units you may tender any or all of your Units; provided, however, that, because of restrictions in the Limited Partnership Agreement, in order for a partial tender to be valid, after the sale of Units you must continue to hold a minimum of 250 Units, (or, in the case of Unit Holders who hold Units in an IRA, a Keogh or other qualified plan, at least 100 Units). Tenders of fractional Units will not be permitted, unless you are tendering all of the Units you own. If you currently hold the minimum number of Units and you wish to tender in the Offer, you must tender all of your Units. We will pay all charges and expenses incurred in connection with the Offer.

            Some Factors to Be Considered. In considering the Offer, you should consider the following factors:

            o The Purchaser is 50% owned by West Putnam II, which is 33-1/3% owned by Richard P. Richman and Robert H. Wilder. Messrs. Richman and Wilder and certain other affiliates of the Purchaser control Wilder Richman Resources Corporation, a Delaware corporation ("WRRC") and, together with affiliates of AIMCO/Bethesda, control WRC 87A Corporation, a Delaware corporation ("WRC 87A"), two of the three general partners of the Partnership (the "Affiliated General Partners"). The third general partner of the Partnership Real Estate Equity Partners, L.P. is an affiliate of AIMCO/Bethesda. West Putnam II is also 33-1/3% indirectly owned by Michael J. Levitt, who has direct and indirect ownership interests in MJL Westmont, L.L.C., one of the general partners of the Columbia Partnership (the "MJL Westmont"), and by Joel I. Picket, who has direct and indirect beneficial ownership interests in Columbia Development Associates, a limited partner in the Columbia Partnership. See Section 10.

            o As with any rational investment decision, we are making the Offer with a view to making a profit. Accordingly, there is a conflict between our desire to purchase Units at a low price and your desire to sell your Units at a high price.

            o If we are successful in acquiring all or nearly all of the maximum number of Units under the Offer, we, together with our affiliates, will collectively own a majority of the Units. As a result, we and our affiliates will have the ability to make most voting decisions with respect to the Partnership, including decisions concerning dissolution, amendments to the Limited Partnership Agreement, removal and replacement of the general partners and mergers, consolidations and other extraordinary transactions involving the Partnership without the vote of any other Unit Holders. This means that (i) you could be prevented from taking action that the we and our affiliates oppose and (ii) we and our affiliates may be able to take action opposed by you. See Section 7.

            o The Limited Partnership Agreement currently prohibits transfers of Units that would result in a termination of the Partnership pursuant to Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"). Absent special circumstances, transfers of Units within any twelve-month period of 50% or more of the outstanding Units (not counting successive transfers of the same Units within such period) would result in a termination of the Partnership pursuant to
                  Section 708 of the Code. Accordingly, if the maximum number of Units are tendered pursuant to the Offer, future transfers of Units may be limited for a period of time. See Section 1.

            o If Units are validly tendered (and not properly withdrawn) and the purchase of those Units would result in there being fewer than 300 Unit Holders in the Partnership, we will not purchase any of the Units tendered, will terminate the Offer, and return all Units to the tendering Unit Holders. (See Section 14.)

             You may also wish to consider the following factors:

            o The Offer is greater than the recent tender offers made by AIMCO/Bethesda and MP Falcon.

            o WRRC, one of the affiliated general partners of the Partnership, has stated that it believes Unit Holders may realize significantly greater value than provided by the AIMCO/Bethesda or the MP Falcon offer through a sale of the properties, which could be accomplished within the next four to twelve months. The Partnership recently disclosed in a Current Report on Form 8-k, filed with the SEC on September 28, 2004, that it has received an offer to purchase the Westmont property for $60,000,000, which we believe supports such belief.

            o There can be no guarantee that a sale of the properties and liquidation of the Partnership can be accomplished within the next four to twelve months. We cannot predict what changes may occur in real estate markets where the properties are located. Nor can we predict other factors that could effect the future value and operations of the properties including possible fluctuations in interest rates and the economy in general. Accordingly, ownership of Units continues to be a speculative investment.

            o The Offer may be attractive to Unit Holders who have an immediate wish for cash. The Offer is greater than the highest reported sales price of a Unit during the past 12 months (based on published information and information provided by the Partnership). The Offer may provide you with an opportunity to liquidate your interest in the Partnership and replace it with investments that are less speculative and more liquid.

            o If you sell 100% of your Units, you will no longer be subject to the passive activity loss limitation with respect to "suspended" losses attributable to those Units for federal income tax purposes and, therefore, you will be able to utilize fully any such losses. You should be aware, however, that if the Offer is over subscribed and tenders are accepted on a prorated basis, even if you tender all of your Units in the Offer, you may not be able to dispose of 100% of your Units in the Offer.

            o If you sell your Units pursuant to the Offer, you will not be charged any sales commissions or transfer fees by the Partnership. We will pay all transfer fees imposed by the Partnership in connection with sales of Units pursuant to the Offer.

            o The Offer may be attractive to Unit Holders who wish to avoid in the future the expenses, delays and complications in reflecting ownership of Units on personal income tax returns. However, if the number of Units tendered in response to the Offer exceeds the maximum number of Units that the Purchaser is willing to purchase, the number of Units accepted from each tendering Unit Holder will be prorated. Accordingly, if you tender all of your Units, you may still be left holding Units following consummation of the Offer due to such proration. See
                  Section 1.

            You should consult with your advisors regarding the financial, tax, legal and other implications of accepting the Offer. YOU ARE URGED TO READ THIS OFFER TO PURCHASE AND THE RELATED MATERIALS IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER YOUR UNITS.

            Reasons for and Effects of the Offer. Our purposes in making the Offer are to acquire Units for investment purposes, with a view to realizing a profit, and possibly to acquire, together with our affiliates, a majority interest in the Partnership. If we are successful in acquiring all or a substantial portion of the Units for which we are tendering, we will be in a position to exercise significant influence over the outcome of any vote by Unit Holders. Our affiliates currently hold approximately 23.7% of the outstanding Units. Accordingly, if we acquire the maximum amount of 286,600 Units, or 27.3% of the outstanding Units that may be purchased in the Offer, we, together with our affiliates, will have a majority vote on all matters on which the Unit Holders are entitled to vote under the Limited Partnership Agreement and applicable law. See Sections 7, 8 and 13.

            Certain Tax Considerations. A sale pursuant to the Offer will result in taxable gain (or loss) equal to the excess (deficit) of the amount realized by you for the Units sold, which will include the amount of Partnership liabilities allocated to the Units, over your adjusted tax basis in those Units, which reflects, in part, the amount of Partnership liabilities allocated to the Units. If you have suspended "passive losses" from the Partnership or other passive activity investments, you generally may deduct these losses up to the amount of any gain from the sale and may deduct these losses in excess of the gain if you sell 100% of your interest in the Partnership. A sale of all of your Units will terminate your investment in the Partnership and, commencing with the year following the year of sale, you will no longer receive Partnership tax information or have to report the complicated tax information currently required of Unit Holders. See Section 6.

            Outstanding Units. According to information supplied by the Partnership, as of December 31, 2003, there were 984,369 Units issued and outstanding, which were held of record by approximately 971 Unit Holders. Our affiliates currently hold 233,428 Units, representing approximately 23.7% of the issued and outstanding Units.

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                                    THE OFFER


            SECTION 1. TERMS OF THE OFFER; EXPIRATION DATE; DISTRIBUTIONS; PRORATION. We are offering to purchase up to 286,600 Units, representing approximately 27.3% of the Units outstanding, that are validly tendered prior to the Expiration Date and not withdrawn in accordance with the procedures set forth in Section 4. For purposes of the Offer, the term "Expiration Date" shall mean 12:00 midnight, New York City time, on October 28, 2004, unless we extend the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as extended, shall expire. See Section 5 for a description of our right to extend the period of time during which the Offer is open and to amend or terminate the Offer. If, prior to the Expiration Date, we increase the Purchase Price of the Offer, the increased Purchase Price will be paid for all Units accepted for payment pursuant to the Offer, regardless of whether the Units were tendered prior to the increase in the Purchase Price offered.

            Under Section 7.1(b)(1) of the Limited Partnership Agreement, a Unit Holder may not effect a transfer of Units as a result of which the Partnership would be considered to have terminated under Section 708 of the Code with adverse tax consequences to the limited partners of the Partnership. Such a termination would be deemed to occur if 50% or more of the outstanding Units were transferred in any twelve-month period, not counting successive transfers of the same Units during such period (the "Partnership Termination Criteria"). The maximum number of Units accepted for payment in the Offer will be reduced to the extent necessary so as not to violate the terms of the Limited Partnership Agreement (the "Maximum Unit Number"). If more Units are validly tendered and not withdrawn than can be purchased under the Limited Partnership Agreement, we will accept for payment and pay for those Units so tendered, pro rata according to the number of Units so tendered, with appropriate adjustments to avoid purchases of fractional Units.

            By tendering your Units to us, you irrevocably assign to us the right to receive any distributions on the Units that we accept for payment if the record date occurs after the date of the Offer or the distribution date occurs after the Expiration Date of the Offer. The price per Unit payable in the Offer will be reduced by the aggregate amount of distributions per Unit made by the Partnership after the date of the Offer and on or prior to the Expiration Date of the Offer.

            Proration. If more Units than the Maximum Unit Number are validly tendered prior to the Expiration Date and not properly withdrawn prior to the Expiration Date in accordance with the procedures specified in Section 4, we will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for a number of Units so tendered equal to the Maximum Unit Number, pro rata according to the number of Units validly tendered by each Unit Holder and not properly withdrawn prior to the Expiration Date. If the number of Units validly tendered and not properly withdrawn prior to the Expiration Date is less than or equal to the Maximum Unit Number, we will purchase all Units so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer.

            Subject to our obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay Unit Holders the Purchase Price in respect of Units tendered or return those Units promptly after the termination or withdrawal of the Offer, we do not intend to pay for any Units accepted for payment pursuant to the Offer until the Maximum Unit Number is known and, if proration of tendered Units is required, the final proration results are known. NOTWITHSTANDING ANY SUCH DELAY IN PAYMENT, NO INTEREST WILL BE PAID ON THE PURCHASE PRICE.

            Certain Limitations on Tenders and Proration. Section 7.1(b)(iii) of the Limited Partnership Agreement provides that a transfer of Units is not effective if as a result the transferor would hold Units constituting less than 250 Units (100 Units in the case of an IRA or Keogh or other qualified retirement plan). Accordingly, a Unit Holder may not tender less than all of the Unit Holder's Units if the Unit Holder's untendered Units are less than 250 (100 in the case of an IRA or Keogh or other qualified retirement plan). Also, if as a result of proration, you would own, following consummation of the Offer, less than 250 Units (100 Units in the case of an IRA or Keogh or other qualified retirement plan), we will only accept for payment the number of Units that would leave you with the required minimum number of Units. Units not purchased from Holders because of the minimum holding limitation will be allocated pro rata among all other tendering Unit Holders for whom this limitation is not implicated.

            For example, assume that the Maximum Unit Number is 451,224 and 601,632 Units are tendered. The proration factor would then be 75%. In this case, for Unit Holders other than IRAs, Keoghs and other qualified plans:

            o Unit holders who own 250 Units or less and wish to tender must tender all of their Units;
            o Unit Holders owning more than 250 Units but less than 1,000 Units and who tendered all of their Units will have an amount of Units purchased equal to the difference between the Units tendered and 250 Units;
            o Unit Holders owning more than 250 Units but less than 1,000 Units and who tender only a portion of their Units will have fewer than 75% of their tendered Units purchased if the number of untendered Units when added to 25% of the tendered Units is less than 250 Units; and
            o Unit Holders owning 1,000 or more Units will in all events have 75% of their tendered Units purchased.

            General. The Offer is conditioned on satisfaction of certain conditions. See Section 14, which sets forth in full the conditions of the Offer. We reserve the right (but in no event shall be obligated) to waive any or all of those conditions prior to the Expiration Date. If, prior to the Expiration Date, any or all of the conditions have not been satisfied or waived, we reserve the right to (i) decline to purchase any of the Units tendered and terminate the Offer, (ii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the SEC, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unit Holders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended, and/or (iv) amend the Offer. All conditions of the Offer, other than those relating to necessary governmental approvals, must be satisfied or waived prior to the Expiration Date.

            SECTION 2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. Upon the terms and subject to the conditions of the Offer (including any amendments or extensions), we will accept for payment (and thereby purchase) and will pay the Purchase Price for all Units validly tendered and not withdrawn (subject, if necessary, to proration or reduction to the Maximum Unit Number) in accordance with the procedures specified in Section 4 on or prior to the Expiration Date, promptly following the latest to occur of (a) the Expiration Date and (b) subject to compliance with Rule 14e-1(c) under the Exchange Act, the satisfaction or waiver of the conditions of the Offer relating to necessary government appraisals set forth in Section 14. A tendering beneficial owner of Units whose Units are owned of record by an IRA, Keogh plan or other qualified plan will not receive direct payment of the Purchase Price; rather, payment will be made to the custodian of such account or plan. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing tendered Units, (ii) a properly completed and duly executed Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. See Section 3. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

            For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, validly tendered Units if, as and when we give oral or written notice to the Depositary, as agent for the tendering Unit Holders, of our acceptance of those Units for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made by deposit of the Purchase Price with respect to such Units with the Depositary, which will act as agent for tendering Unit Holders for the purpose of receiving payments from us and transmitting those payments to Unit Holders whose Units have been accepted for payment.

            If you tender your Units and they are not accepted for payment and paid for any reason, the certificates representing your Units will be returned to you without expense to you promptly following the expiration or termination of the Offer, and the Letter of Transmittal with respect to such Units will be destroyed by the Depositary. If for any reason acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or we are unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to our rights under Section 14, the Depositary may, nevertheless, on our behalf retain tendered Units, but such Units may be withdrawn to the extent that the tendering Unit Holders are entitled to withdrawal rights as described in Section 4. The foregoing is subject, however, to our obligation under Rule 14e-1(c) under the Exchange Act to pay Unit Holders the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

            We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates, the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive the Purchase Price for Units validly tendered and accepted for payment pursuant to the Offer.

            SECTION 3. PROCEDURE FOR TENDERING UNITS.

            Valid Tender. In order for you to participate in the Offer, your Units must be validly tendered and not withdrawn prior to the Expiration Date. Except as set forth below, to validly tender Units, certificates representing your tendered Units, a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal must be received by the Depositary, at its address set forth on the back cover of this Offer to Purchase, on or prior to the Expiration Date, and certificates representing tendered Units must be received by the Depositary, on or prior to the Expiration Date.

            You may tender any or all of your Units; provided, however, that because of restrictions in the Limited Partnership Agreement, in order for a partial tender to be valid, after the tender of Units pursuant to the Offer, you must continue to hold a minimum of 250 Units, (or, in the case of an IRA, Keogh plan or other qualified plans at least 100 Units). If you hold the minimum number of Units and you wish to tender in the Offer, you must tender all of your Units. Tenders of fractional Units will not be permitted, unless you are tendering all of the Units you own. No alternative, conditional or contingent tenders will be accepted.

            In connection with the Offer, the Partnership has provided or will provide us with the names and addresses of all record holders of Units and security position listings of Units held in securities depositories. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to registered holders of Units and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Unit Holder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Units.

            Signature Requirements. No signature guarantee is required on the Letter of Transmittal (i) if such Letter of Transmittal is signed by the registered holder of the Units tendered therewith, unless such holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" in the Letter of Transmittal, or (ii) if Units are tendered for the account of a firm that is a member in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (such a firm being referred to as an "Eligible Institution"). Any required signature guaranty must be executed by a firm that is an Eligible Institution.

            If a certificate representing Units is registered in the name of a person other than the person(s) signing the Letter of Transmittal (or a facsimile thereof), or if payment is to be made, or Units not accepted for payment or not tendered are to be returned, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name(s) of the registered holder(s) appears on the certificate, with the signature(s) on the certificate or stock power guaranteed by an Eligible Institution. If the Letter of Transmittal or stock powers are signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Purchaser, proper evidence satisfactory to the Purchaser of their authority so to act must be submitted.

            Lost, Destroyed or Stolen Certificates. If your certificate has been lost, mutilated, destroyed, or stolen, you should promptly notify the Depositary at the address provided on the back cover of this Offer to Purchase. You will then be instructed as to the steps that must be taken in order to replace the certificates and tender in the Offer.

            Delivery of Letter of Transmittal. The method of delivery of the certificates representing tendered Units and the Letter of Transmittal and all other required documents is at your option and risk, and delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail return receipt requested, properly insured is recommended. In all cases, sufficient time should be allowed to assure timely delivery by the Expiration Date.

            Appointment as Proxy; Power of Attorney. By executing a Letter of Transmittal, you irrevocably appoint the Purchaser and its managing member and designees as your proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the Units tendered by you and accepted for payment by us. Each such proxy shall be considered coupled with an interest in the tendered Units. Such appointment will be effective when, and only to the extent that, we accept the tendered Units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to the Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). We and our managing member, officers and designees will be empowered to exercise all voting and other rights as to those Units as we in our sole discretion may deem proper. We reserve the right to require that, in order for Units to be deemed validly tendered simultaneous with our acceptance for payment of the Units, we must be able to exercise full voting rights with respect to the Units, including voting at any meeting of Unit Holders then scheduled or acting by written consent without a meeting.

            Pursuant to such appointment as attorneys-in-fact, we and our managing member and designees each will have the power, among other things, (i) to transfer ownership of such Units on the partnership books maintained by the Partnership (and execute and deliver any accompanying evidences of transfer and authenticity any general partner may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Depositary (as the tendering Unit Holder's agent) of the Purchase Price, to become a substituted Unit Holder, to receive any and all distributions made by the Partnership on or after the date on which we purchase such Units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer, (iii) to execute and deliver to the Partnership a change of address form instructing the Partnership to send to us any and all future distributions to which we are entitled pursuant to the terms of the Offer in respect of tendered Units to the address specified in such form, and (iv) to endorse any check payable to or upon the order of such Unit Holder representing a distribution to which we are entitled pursuant to the terms of the Offer, in each case in the name and on behalf of the tendering Unit Holder.

            Assignment of Interest in Future Distributions. By executing a Letter of Transmittal, you irrevocably assign to us and our assigns all of your right, title and interest in and to any and all distributions made by the Partnership on or after the date on which we accept your Units for payment, regardless of the fact that the record date for any such distribution may be a date prior to the date of such purchase. The price per Unit payable in the Offer will be reduced by the aggregate amount of distributions per Unit made by the Partnership after the date of the Offer and on or prior to the Expiration Date of the Offer. We will seek to be admitted to the Partnership as a substituted Unit Holder upon consummation of the Offer.

            Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by us, which determination shall be final and binding. We reserve the right to reject any or all tenders of any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of our counsel, be unlawful. We also reserve the right to waive or amend any of the conditions of the Offer that we are legally permitted to waive as to the tender of any particular Units and to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unit Holder. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. No tender of Units will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of the Purchaser, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units nor shall any of them incur any liability for failure to give any such notification.

            Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding of 28% with respect to payment of the Purchase Price, you must provide us with your correct taxpayer identification number by completing the Substitute Form W-9 included in the Letter of Transmittal. See the Instructions to the Letter of Transmittal and Section 6.

            FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the amount realized in the sale, you must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying your taxpayer identification number and address and that you are not a foreign person. See the Instructions to the Letter of Transmittal and Section 6.

            Binding Obligation. If you tender your Units pursuant to and in accordance with the procedures described in this Section 3, such tender and the acceptance for payment of such Units will constitute a binding agreement between you and us on the terms set forth in this Offer to Purchase and in the Letter of Transmittal.

            SECTION 4. WITHDRAWAL RIGHTS. Tenders of Units pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless already accepted for payment as provided herein, may also be withdrawn at any time after November 29, 2004. For a withdrawal of Units to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, the number of Units to be withdrawn, and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed (including any signature guarantees by an Eligible Institution). Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

            If payment for Units is delayed for any reason or if we are unable to pay for Units for any reason, then, without prejudice to our rights under the Offer, tendered Units may be retained by the Depositary, but such Units may be withdrawn to the extent that you are entitled to withdrawal rights as set forth in this Section 4. The foregoing is subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay you the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

            All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by us, which determination shall be final and binding. None of the Purchaser, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

            SECTION 5. EXTENSION OF TENDER AND CONSENT PERIOD; TERMINATION; AMENDMENT. We expressly reserve the right at any time and from time to time (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, validly tendered Units, (ii) upon the occurrence or nonoccurrence, as the case may be, of any of the conditions specified in Section 14, to terminate the Offer or delay the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, (iii) waive any or all unsatisfied conditions, and subject to any required extension, purchase all Units validly tendered by the Expiration Date and not withdrawn, and (iv) to amend the Offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the number of Units being sought, or both). Notice of any such extension, termination or amendment will be disseminated promptly to all Unit Holders in a manner reasonably designed to inform Unit Holders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the then scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

            If we extend the Offer, or if we are delayed in our payment for Units or are unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Units but such Units may be withdrawn to the extent you are entitled to withdrawal rights as described in Section 4. The foregoing is subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay you the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

            If we make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by law. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. An offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and if material changes are made with respect to information that approaches the significance of price or the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination to security holders and investor response. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or inclusion of or change to a dealer's soliciting fee, a minimum ten business day period from the date of such change is generally required to allow for adequate dissemination to security holders. Accordingly, if, prior to the Expiration Date, we decrease the number of Units being sought or change the Purchase Price offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such change is first published, sent or given to holders of Units, the Offer will be extended at least until the expiration of such ten business day period. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

            SECTION 6. CERTAIN FEDERAL INCOME TAX MATTERS.

            General. The following summary is a discussion of certain of the federal income tax consequences of a sale of Units pursuant to the Offer. This summary is based on our understanding of the Internal Revenue Code of 1986, as amended, (the "Code"), applicable Treasury regulations thereunder, administrative rulings, practice and procedures and judicial authority, all as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. The following discussion assumes that the Partnership is and always has been treated as a partnership, and not a corporation for federal income tax purposes. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder's specific circumstances or to certain types of Unit Holders subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies, tax exempt trusts or accounts and tax-exempt organizations), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and also may be taxable transactions under applicable state, local, foreign and other tax laws. EACH UNIT HOLDER SHOULD CONSULT SUCH UNIT HOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

            Gain or Loss Generally. In general, a Unit Holder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unit Holder's "amount realized" on the sale and (ii) the Unit Holder's adjusted tax basis in the Units sold. Generally, a Unit Holder's adjusted tax basis with respect to a Unit equals its cost, increased by the amount of income and the amount of Partnership liabilities (as determined under Code Section 752) allocated to the Unit, and decreased by (i) any distributions made with respect to such Unit, (ii) the amount of deductions or losses allocated to the Unit and (iii) any decrease in the amount of Partnership liabilities (as determined under Code Section 752) allocated to the Unit. Thus, the amount of a Unit Holder's adjusted tax basis in tendered Units will vary depending upon the Unit Holder's particular circumstances. The "amount realized" with respect to a Unit will be a sum equal to the amount of cash received by the Unit Holder for the Unit pursuant to the Offer, plus the amount of the Partnership's liabilities allocable to the Unit at the time of the sale (as determined under Code Section 752).

            Except as set forth below, gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss, if (as is generally expected to be the case) the Unit was held by the Unit Holder as a capital asset, and will be long term capital gain or loss if the Unit Holder's holding period for the Units was more than one year. A Unit Holder may have different holding periods for Units acquired at different times. Long term capital gain is generally taxed at a maximum rate of 15%. However, the maximum rate of any such long term gain from the sale or other disposition of a Unit will be 25% to the extent attributable to the recapture of depreciation deductions taken with respect to real property held by the Partnership. Capital losses are deductible only to the extent of capital gains, except that, subject to the passive activity loss limitations discussed below, non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carryforward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely), and a corporation is permitted to carry back excess capital losses to the three preceding taxable years, provided the carryback does not increase or produce a net operating loss for any of those years.

            A tendering Unit Holder will be allocated a pro rata share of the Partnership's taxable income or loss for the year of the sale with respect to the Units sold in accordance with the provisions of the Limited Partnership Agreement and the Code concerning transfers of Units. Such allocation and any cash distributed by the Partnership to the Unit Holder for that year will affect the Unit Holder's adjusted tax basis in Units and, therefore, the amount of such Unit Holder's taxable gain or loss upon a sale of Units pursuant to the Offer.

            Unrealized Receivables and Certain Inventory. If any portion of the amount of gain realized by a Unit Holder is attributable to "unrealized receivables" or "inventory" as defined in Code Section 751, then a portion of the Unit Holder's gain or loss may be ordinary rather than capital. A Unit Holder who tenders Units which are purchased pursuant to the Offer must file an information statement with such Unit Holder's federal income tax return for the year of the sale which provides the information specified in Treasury Regulation ss. 1.751-1(a)(3).

            Passive Activity Loss Limitation. Under Code Section 469, a non-corporate taxpayer or personal service corporation generally can deduct "passive losses" in any year only to the extent of the person's passive income for that year. In certain circumstances, individuals with adjusted gross incomes of less than $150,000 may also deduct a portion of such losses against non-passive income. A closely held C corporation (generally, a C corporation of which more than 50% in value of its outstanding stock is directly or indirectly owned by not more than five individuals) (other than personal service corporations) may offset such losses against active income as well as passive activity income for that year. Virtually all of the losses of Unit Holders from the Partnership would have been passive losses. Thus, Unit Holders may have "suspended" passive losses from the Partnership (i.e., net taxable passive losses which have not been used to offset income from other passive activities or from the Partnership or, to the extent permitted, from non-passive activities). Substantially all of the gain or loss from a disposition of Units pursuant to the Offer will be passive income or loss.

            If a Unit Holder sells 100% of his or her Units pursuant to the Offer, any "suspended" losses and any losses recognized upon the sale or other disposition of the Units will be offset first against any net passive gain to the Unit Holder from the sale of the Units and any net passive activity income from other passive activity investments. The balance of any "suspended" net losses from the Units will no longer be subject to the passive activity loss limitation and, therefore, will be deductible by such Unit Holder against its other income (subject to any other applicable limitations), including ordinary income. However, if a Unit Holder sells less than all of such Unit Holder's Units pursuant to the Offer, suspended passive losses, if any (including a portion of any loss recognized on the sale of Units), may only be currently deducted (subject to other applicable limitations) to the extent of the Unit Holder's passive income from the Partnership for that year (including any gain recognized on the sale of Units) plus any other passive income for that year. Thus, if a tendering Unit Holder has suspended passive losses from the Partnership in excess of gain from the sale and any other passive income in the year of sale, such Unit Holder must sell all of its Units to currently deduct such excess. If a number of Units exceeding the Maximum Unit Number are tendered, none of the tendering Unit Holders would be able to sell 100% of their Units pursuant to the Offer because of proration of the number of Units to be purchased by the Purchaser. See Section 1.

            Partnership Termination. Section 708(b) of the Code provides that a partnership "terminates" for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in partnership capital and profits within a twelve-month period (although successive transfers of the same interest within a twelve-month period will be treated as a single transfer for this purpose). To avoid a tax termination of the Partnership, which is prohibited by the Limited Partnership Agreement, the number of Units that the Purchaser will purchase pursuant to the Offer will not exceed the Maximum Unit Number.

            Backup Withholding and FIRPTA Withholding. If you tender your Units, you may be subject to 31% backup withholding unless you provide a taxpayer identification number ("TIN") and certify that the TIN is correct or properly certify that you are awaiting a TIN or otherwise establish an exemption from such withholding. You may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal or otherwise establish an exemption. If you are subject to backup withholding and do not properly complete and sign the Substitute Form W-9 or otherwise establish an exemption, we may withhold 28% from payments to you.

            Gain realized by a foreign Unit Holder on the sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of an interest held by a foreign person in a partnership which owns United States real property generally is required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. In order to comply with this requirement, we will withhold 10% of the amount realized by you unless you properly complete and sign the FIRPTA Affidavit included as part of the Letter of Transmittal certifying your TIN and address, and that you are not a foreign person, or unless you otherwise establish an exemption from such withholding (which may be possible, for example, if no gain is recognized). Amounts withheld would be creditable against a foreign Unit Holder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. federal income tax return.

            SECTION 7. EFFECTS OF THE OFFER.

            Limitations on Resales. The Limited Partnership Agreement prohibits transfers of Units if a transfer, when considered with all other transfers during the same applicable twelve-month period, would cause a termination of the Partnership for federal income tax purposes. As explained above, a termination of a Partnership occurs if there is a sale or exchange of 50% or more of the total interests in the partnership's capital and profits within a twelve-month period. If the number of Units purchased in the Offer is at or close to the Maximum Unit Number, Unit Holders would be prohibited or severely restricted from selling Units for the twelve-month period following consummation of the pursuant to the Offer.

            Effect on Trading Market. If a substantial number of Units are purchased pursuant to the Offer and there is no proration, the result could be a reduction in the number of Unit Holders. Reducing the number of security holders in certain kinds of equity securities might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. However, there is no established public trading market for the Units and, therefore, the Purchaser does not believe a reduction in the number of Unit Holders will materially further restrict the Unit Holders' ability to find purchasers for their Units through secondary market transactions. See Section 13 for certain limited information regarding recent secondary market sales of the Units.

            Control of Unit Holder Voting Decisions; Effect of Relationship with the General Partners. The Limited Partnership Agreement provides that the general partners have the discretion (which must be reasonable) as to whether to admit an assignee of Units to the Partnership as a substituted Unit Holder. We will seek to be admitted to the Partnership as a substituted Unit Holder upon consummation of the Offer and, if admitted, will have the right to vote each Unit purchased pursuant to the Offer. Even if we are not admitted to the Partnership as a substituted Unit Holder, we nonetheless will have the right to vote each Unit purchased in the Offer pursuant to the irrevocable appointment by you of us and our managing member and designees as proxies with respect to the Units tendered by you and accepted for payment by us. See Section 3. As a result, we may have significant influence and may, together with our affiliates, which own 23.7% of the outstanding Units, have majority control or effective majority control over all voting decisions with respect to the Partnership. In general, we (an affiliate of (i) two of the general partners of the Partnership, (ii) the general partner of the Carrollton Partnership, (iii) the MJL Westmont, and (iv) a limited partner of the Columbia Partnership) will vote our Units in whatever manner we deem to be in our best interests, which, because of our relationship with such "Affiliated General Partners," also may be in the interest of such Affiliated General Partners, but may not be in the interest of other Unit Holders. This could, and, if we acquire Units constituting a majority when aggregated with the Units held by our affiliates, would (i) prevent other Unit Holders from taking action they desire but that we oppose and (ii) enable us to take action desired by us but opposed by other Unit Holders. Under the Limited Partnership Agreement, Unit Holders holding a majority of the Units are entitled to take action (without concurrence of the general partners) with respect to a variety of matters, including: removal of a general partner and in certain circumstances election of new or successor general partners; dissolution of the Partnership; mergers, the sale of all or substantially all of the assets of the Partnership and other extraordinary transactions involving the Partnership; and most types of amendments to the Limited Partnership Agreement.

            The Offer will not result in any change in the compensation payable to the Affiliated General Partners or their affiliates. However, as a result of the Offer, the Purchaser will participate, in its capacity as a Unit Holder, in any subsequent distributions to Unit Holders to the extent of the Units purchased pursuant to the Offer.

            SECTION 8. OUR FUTURE PLANS. We are seeking to acquire Units pursuant to the Offer for investment purposes, with a view to realizing a profit, and possibly to acquiring, together with our affiliates, a majority interest in the Partnership.

            Except as otherwise set forth in this Offer to Purchase, it is expected that initially following the consummation of the Offer, the business and operations of the Partnership will be continued substantially as they are currently being conducted, including the stated intention of one of the general partners to pursue a sale of the properties which, if successful, would be followed by a dissolution of the Partnership and distribution of its assets. If we acquire 286,600 Units in the Offer, we and our affiliates will own a majority of the total outstanding units of the Partnership. We will then have the ability to control most voting decisions of the Unit Holders with respect to the Partnership. Also, our affiliates will continue to serve as general partners of the Partnership, general partners of the Carrollton Partnership and the Columbia Partnership, and certain limited partners of the Columbia Partnership. Such affiliates have stated that they are in discussions with a number of potential purchasers for the properties, and they believe that a sale of the properties could be accomplished within the next four to twelve months. At this time, we and our affiliates support the proposed sale of the properties, have no plans to change the business of the Partnership.

            SECTION 9. CERTAIN INFORMATION CONCERNING THE PARTNERSHIP. Except as otherwise indicated, information contained in this Section 9, including financial information, is based upon documents and reports publicly filed by the Partnership with the SEC and other information received from the Partnership. Although we have no knowledge that would indicate that the statements contained herein based on such information are untrue, we do not take any responsibility for the accuracy or completeness of the information concerning the Partnership furnished by the Partnership contained in such documents and records or for any failure by the Partnership to disclose events or information which may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.

            General. The Partnership was organized as a limited partnership on October 10, 1986 under the laws of the State of Delaware. Its principal executive offices are located at c/o Wilder Richman Resources Corporation, 599
W. Putnam Avenue, Greenwich, CT 06830, and its telephone number at that address is (203) 869-0900.

            The Partnership's primary business is real estate ownership and related operations. The Partnership was organized to invest in luxury multi-family residential complexes which offer the potential for appreciation in value and cash distributions to the Unit Holders from operations.

            The Partnership owns 99% of the limited partnership interests in two operating limited partnerships (the "Operating Partnerships"), one of which, the Carrollton Partnership, owns a 252 unit apartment complex in Frederick, Maryland known as the Fieldpointe and the other of which, the Columbia Partnership, owns a 163 unit apartment complex in New York City known as the Westmont (each, a "Complex").

            Fieldpointe Apartments, which is owned by the Carrollton Partnership, is located in Frederick, Maryland. It is comprised of 252 apartment units totaling approximately 235,000 square feet with approximately 500 parking spaces. On-site amenities include a clubhouse building with locker room and on-site management office, a swimming pool and two tennis courts. Monthly rentals range from $745 for a one-bedroom apartment to $1,055 for a three-bedroom apartment. Based on information known to the Purchaser or its affiliates, the occupancy rate for this Complex was approximately 92% as of December 31, 2003. The Partnership acquired its interest in the Carrollton Partnership in October 1987.

            The Westmont, which is owned by the Columbia Partnership, is located in New York City. It contains 163 apartment units, 9,415 square feet of commercial space, 46 garage spaces and a penthouse with an exercise center and health club offering exercise equipment, steam room, sauna, jacuzzi and a large terrace. Monthly rentals range from $1,750 for a studio apartment to $4,888 for a three-bedroom apartment (with the exception of certain units rented for low and moderate income rental rates). Based on information known to the Purchaser or its affiliates, the occupancy rate for this Complex was approximately 96% as to residential units and approximately 88% as to commercial space as of December 31, 2003. The Partnership acquired its interest in the Columbia Partnership in December 1988.

            Originally Anticipated Holding Period for Partnership Investments; Alternatives. According to the Partnership's Prospectus dated March 5, 1987 (the "Partnership Prospectus"), the Partnership anticipated that the holding period with respect to the Partnership's interests in the Operating Partnerships would be approximately ten years from the date of acquisition of such interests or, if longer, ten years from the date of commencement of operation of the Complexes. However, the Partnership indicated that the precise holding period for the interests in the Operating Partnerships would depend upon the financial and operating circumstances of the Complexes (in the case of the Carrollton Partnership), opportunities to take advantage of capital appreciation in the Complexes, the objectives of the general partners of the Operating Partnerships and other circumstances particular to each investment. The Partnership Prospectus also stated the then current intention of the Partnership that its investments in an Operating Partnership would be liquidated and the proceeds distributed in accordance with the Partnership Agreement between 8-12 years after the initial acquisition of such Operating Partnership interest. This intention was modified by the real estate recession in the Northeast which occurred in the early 1990's. The priority of the management of the Partnership ("Management") was to refinance the properties in order to reduce mortgage interests rates. In 1993, with respect to the Westmont Property (which represents the major part of the Columbia Partnership's assets and therefore the Partnership's assets) as a condition to reduction of the interest rate on the Westmont's mortgages from approximately 9-1/8% to a lower floating rate, Citicorp, the letter of credit enhancer, required covenants of the Partnership that in turn required the utilization of all cash flow to fund certain reserves and redeem bonds. In light of such covenants and restrictions, Management believed that refinancing the Westmont at an appropriate time was one of the most important objectives of the Partnership. Such a refinancing was completed in June, 2000. One of the Affiliated General Partners stated that it is in discussions with a number of potential purchasers for the properties, and it believes that a sale of the properties could be completed within the next four to twelve months. Sale of the Westmont would require, among other things, the consent of the New York City Housing Development Corporation, the consent of WRC-87A, an Affiliated General Partner and an affiliate of AIMCO/Bethesda, the special limited partner of the Columbia Partnership, and in certain instances, the consent of a majority of the Unit Holders of the Partnership. There can be no assurance as to the timing or price that might be realized in a sale of the properties.

            This Offer is intended to offer Unit Holders who require immediate liquidation of their investment in the Partnership, the ability to sell their Units immediately for a Purchase Price that is higher than the amount currently offered by MP Falcon, rather than wait for a liquidation of the Partnership investments. Under the Limited Partnership Agreement, the term of the Partnership will continue until December 31, 2036, unless sooner dissolved as provided in the Limited Partnership Agreement or by law. A majority in interest of Unit Holders could, as an alternative to tendering their Units and without the concurrence of the General Partners, take a variety of possible actions, including voting to dissolve the Partnership or causing the Partnership to remove or replace any or all of the general partners, direct WRC-87A, as special limited partner of the Operating Partnerships, to remove any general partner of the Operating Partnerships, with or without cause, or to sell all or substantially all of its assets.

            Selected Financial and Property-Related Data. Set forth below is a summary of certain financial and statistical information with respect to the Partnership and its properties for the years ended December 31, 2001, 2002 and 2003 and the six month periods ended June 30, 2003 and 2004, all of which has been excerpted or derived from the Partnership's Annual Report on Form 10-K (the "Form 10-K") and the Partnership's Quarterly Report on Form 10-Q for the periods ended June 30, 2003 and 2004 (the "Form 10-Q"). This information should be read in conjunction with such financial statements, include notes thereto. Such reports and other documents may be inspected and copies may be obtained from the offices of the SEC in the manner set forth under "Other Information" below.

                               SECURED INCOME L.P.

                             SELECTED FINANCIAL DATA


                                      Six Months Ended
                                      June 30,                 Fiscal Year ended December 31,
                                             2004        2003          2003          2002           2001
Statement of Operations Data:
        Total Revenues                 $2,069,693  $2,325,564    $8,553,640    $8,437,933     $8,446,311

         Net Earnings (Loss)             (13,390)     579,639       978,278     1,109,393      1,070,991

         Net Loss per Unit(1)               (.02)       (.59)         (.98)         (.78)              -
Balance Sheet Data:

         Total Assets                  28,459,916  30,504,316    29,478,485    30,984,345     32,940,557
         Mortgages Payable             40,548,287  41,102,913    40,830,762    41,365,120     41,833,655

            Mortgages. The Carrollton Partnership is obligated under the terms of a note in the original amount of $10,494,100, which note was financed through tax exempt revenue bonds issued by the City of Frederick, Maryland ("Frederick") and is insured by the United States Department of Housing and Urban Development ("HUD"). The note bears interest at 6.09% with monthly payments of principal and interest of $60,900 due through maturity in February 2028. The note is collateralized by the underlying value of the real estate plus other amounts on deposit with the lender. Pursuant to agreements, the Carrollton Partnership is required to make monthly escrow deposits for taxes, insurance and replacement of project assets, and is subject to restrictions as to operating policies, rental charges, operating expenditures and distributions to partners. The balance of the mortgage payable at December 31, 2003 and 2002 is $9,235,577 and $9,398,513, respectively.

            The Columbia Partnership is obligated under the terms of two mortgages for which the Federal Home Loan Mortgage Corporation ("Freddie Mac") is the credit enhancer. Credit enhancement was provided for $24.2 million in tax exempt bonds (the "First Mortgage") and an $8.55 million conventional mortgage (the "Second Mortgage") payable to Freddie Mac. The First Mortgage matures in July 2030 and requires monthly payments of interest only until the maturity of the Second Mortgage (as defined below). After such maturity, a monthly principal reserve fund deposit will be required in an amount to be determined at that time. The interest rate is based on a weekly variable low floater index, with a weighted average of approximately .99% in 2003, approximately 1.31% in 2002 and approximately 2.46% in 2001. In connection with the First Mortgage, the Columbia Partnership purchased an interest rate cap, such that the rate cannot exceed 6.54% through June 1, 2005. In addition to the interest, monthly payments totaling approximately $22,000 are required, which payments include the credit enhancement fee and approximately $2,300 that is deposited to an escrow for the purchase of a future interest rate cap (the "Second Mortgage"). The Second Mortgage bears interest at 8.07% and requires monthly principal and interest payments of $82,054 through maturity in July 2015. The balance of the First Mortgage as of December 31, 2003 and 2002 is $24,200,000. The balance of the Second Mortgage as of December 31, 2003 and 2002 is $7,395,185 and $7,766,607, respectively.

            Cash Distributions. The Limited Partnership Agreement provides that all Cash Available for Distribution (as defined therein) be distributed quarterly to the partners in specified proportions. Including a distribution made to the Unit Holders in March 2004, the Partnership has made twelve consecutive quarterly distributions totaling $4,724,971, representing approximately $1.60 per Unit, or 8% per annum, for each of the years ended December 31, 2003, 2002, and 2001.

            Other Information. The Partnership is subject to the information reporting requirements of the Exchange Act and accordingly is required to file reports and other information with the SEC relating to its business, financial results and other matters. Such reports and other documents may be inspected at the SEC's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, where copies may be obtained at prescribed rates. Copies should be available by mail upon payment of the SEC's customary charges by writing to the SEC's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and other information filed electronically with the SEC, the address of which is http://www.sec.gov.

            SECTION 10. CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES.

            The Affiliated General Partners and their affiliates have conflicts of interest with respect to the Offer as set forth below.

            Purchaser Affiliation with General Partners; Conflicts of Interest with Respect to the Offer. The Purchaser has two members: West Putnam II and Sargeant Capital Ventures, LLC. The members of West Putnam II are: West Putnam, its sole managing member, MJL Westmont, L.L.C., and Columbus Development Associates, LP; each of these members own 33-1/3% of West Putnam II. West Putnam's sole managing member is Mr. Richard P. Richman, who beneficially owns approximately 75% of the equity interest in West Putnam, and the remaining approximately 25% equity interest is beneficially owned by Mr. Robert H. Wilder, Jr. The sole member of MJL Westmont, L.L.C. is Mr. Michael J. Levitt; Mr. Levitt is a general partner of the Columbia Partnership. Mr. Joel Picket is the indirect beneficial owner of Columbus Development Associates, LP, and Mr. Picket has direct and indirect beneficial ownership interests in Columbia Development Associates, a limited partner in the Columbia Partnership. West Putnam II owns 186,217 Units, or 18.9% of the outstanding Units and West Putnam owns 47,211 Units representing approximately 4.8% of the outstanding Units.

            WRCC, WRC-87A, and Real Estate Equity Partners L.P., a Delaware limited partnership ("REEP") (WRRC and WRC-87A are together referred to as the "Affiliated General Partners," and the Affiliated General Partners and REEP are collectively referred to as the "General Partners"), are the three general partners of the Partnership. Mr. Richman beneficially owns approximately 50% of the equity interest in WRRC and is president and a director of that corporation. Mr. Wilder beneficially owns approximately 50% of the equity interest in WRRC and is executive vice president and a director of that corporation. WRC-87A is owned one-half by WRRC and one-half by Real Estate Equity Partners Inc. ("REEPI"), the corporate general partner of REEP. Mr. Richman is executive vice president, secretary, treasurer and a director of WRC-87A. (Mr. Richman, Mr. Wilder and the other holders of equity interests in the Purchaser are collectively referred to as the "Purchaser Affiliates.") REEP, until recently, was an affiliate of Lehman Brothers Inc. and is now controlled by an affiliate of Apartment Investment and Management Company (together with its successors and assigns, "AIMCO"). AIMCO is an affiliate of AIMCO/Bethesda which recently made an offer to purchase Units. See Section 13. Since the commencement of operations of the Partnership, Wilder Richman Management Corp. ("WRMC"), an affiliate of the Purchaser and the Affiliated General Partners, has provided property management services to the Carrollton Partnership and has been compensated for those services. WRC-87A is also a special limited partner of the Carrollton and Columbia Partnerships in which the Partnership has invested.

            By reason of these relationships, the Affiliated General Partners have conflicts of interest with respect to the Offer resulting from their affiliation with us. In the case of WRC-87A, this conflict is limited to the interests of Messrs. Richman and Wilder in WRRC, which owns 50% of WRC-87A, since AIMCO, which owns (through its interest in REEP) half of the equity interest in WRC-87A, has no interest in the Purchaser or in the Offer. We are making the Offer with a view towards realizing a profit for the benefit of the Purchaser Affiliates, which collectively own 100% of the equity of the Purchaser. Messrs. Richman and Wilder, who together also control WRRC and share with AIMCO control of WRC-87A, and the other Purchaser Affiliates may indirectly be expected to realize a greater profit on our investment in the Units to the extent that we are able to acquire the Units in an offer with a lower price. It is in the interest of the Unit Holders desiring to sell their Units to receive the highest possible price available for their Units. This may result in a conflict between the fiduciary obligations of the Affiliated General Partners to act in your best interests and the desire of the persons controlling the Affiliated General Partners to further their own economic interests.

            If the Offer is consummated, we, together with our affiliates, may own a majority interest and voting power in the Partnership. Because of different financial, tax and other circumstances of our affiliates and the other Unit Holders, it may be in our interest to cause the liquidation of the Partnership, or the sale or refinancing of the assets in which the Partnership is invested through the Operating Partnerships, at a time when such action is not desired by the other Unit Holders, or vice versa. This could result in a conflict for the Affiliated General Partners in attempting to reconcile our interests and the Purchaser Affiliates and the interests of the other Unit Holders. WRRC has stated that it believes Unit Holders may realize significantly greater value than provided by the MP Falcon offer through the sale of the properties and a liquidation of the Partnership, which it believes could be accomplished in the next four to twelve months.

            Financing Arrangements. We expect to pay for the Units we purchase in the Offer with our own funds which we will attain from our affiliates. See
Section 12.

            Transactions with Affiliates. WRMC, Inc. ("WRMC"), our affiliate, is the management agent for the Fieldpointe Complex owned by the Carrollton Partnership. The Carrollton Partnership paid fees for property management and other services provided by WRMC in the amounts of approximately $110,492 and $110,024 for the years ended December 31, 2003 and 2002, respectively.

            The management agent for the Westmont Property is Interstate Realty Management Company ("Interstate"), which is wholly owned by Mr. Levitt and his family members. The Columbia Partnership paid fees for property management and other services provided by Interstate in the amounts of $180,084 and $175,225 for the years ended December 31, 2003 and 2002, respectively.

            WRC-87A, is entitled to an annual investor services fee, to the extent that such investor services are not provided by an independent third party. Investor services include maintenance of Partnership books and records and the preparation and distribution to Unit Holders of reports and other information. The Partnership and/or the Operating Partnerships paid or accrued fees for investor services provided by WRC-87A during 2003 and 2002 in the amounts of $98,437 and $98,437, respectively.

            LaMere Associates, an affiliate of the Purchaser, was paid premiums in connection with certain insurance coverage provided to the Fieldpointe complex at a cost of $87,411 and $65,392 in 2003 and 2002, respectively.

            SECTION 11. CERTAIN INFORMATION CONCERNING THE PURCHASER.

            The Purchaser. The Purchaser, a newly formed entity and a Delaware limited liability company, was organized for the purpose of acquiring Units in the Partnership and making the Offer. Since we have not engaged in any business activity other than in connection with the Offer and have no significant assets or liabilities at the present time, other than amounts it received from its affiliates as capital contributions, no meaningful financial information is available. Upon consummation of the Offer, our only significant assets will be the Units we acquire pursuant to the Offer and cash remaining from the our affiliates' capital contributions, if any. See Section 12.

            Our principal executive offices are located at 599 W. Putnam Avenue, Greenwich, Connecticut 06830, and our telephone number is (203) 869-0900. For certain information concerning our members, see Section 10 and Schedule I to this Offer to Purchase.

            Except as otherwise set forth herein, none of the Purchaser, Purchaser Affiliates or, to the best of the Purchaser's knowledge, any of the persons listed on Schedule I hereto, or any affiliate of the foregoing, (i) beneficially owns or has a right to acquire any Units, (ii) has effected any transaction in the Units in the last 60 days, except as discussed below, or
(iii) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. Effective September 1, 2004, West Putnam Housing Investors LLC, an affiliate of the Purchaser, acquired 250 Units which were offered for sale on an unsolicited basis by a Unit Holder who wanted to liquidate immediately and who requested a price of $9.96 per Unit, despite the fact that the Unit Holder was not encouraged by West Putnam Housing Investors LLC to sell Units at that time or at that price.

            SECTION 12. SOURCE OF FUNDS. We expect that approximately $7,451,600, plus fees and expenses, will be required to purchase all of the 286,600 Units for which the Offer is being made. Our members will make capital contributions sufficient to pay the Purchase Price of all tendered Units plus fees and expenses using funds provided by the persons controlling such members, who collectively have an aggregate net worth in excess of $100 million.

            SECTION 13. BACKGROUND OF THE OFFER.

            General Background. The Partnership was organized by the General Partners in 1987 to invest in luxury multi-family residential complexes. Pursuant to the Partnership Prospectus, as supplemented, the Partnership offered up to $50 million of Units at an offering price of $20 per Unit. The offering of Units was terminated in February 1988 after raising $19,687,380 from the sale of 984,369 Units. With the proceeds of the offering the Partnership purchased its interests in the Operating Partnerships. In order to provide Unit Holders with 7% guaranteed cash distributions required to be made through December 31, 1993, the Partnership utilized a portion of the proceeds of the offering to purchase guaranteed investment contracts, which enabled the Partnership to make cash distributions through from 1987 through January 1995, which totaled approximately $9.37 per Unit. A cash distribution of $8.35 per Unit was made for the quarter ended July 1, 2000. Payment of quarterly cash distributions resumed in 2001, and including a distribution made to the Unit Holders in June 2004, the Partnership made thirteen consecutive quarterly distributions of $0.40 per Unit, totaling $5.20 per Unit. As a result, an original Unit Holder has received cash distributions totaling approximately $22.92 per Unit.

            The Units are highly illiquid. The Units do not trade on any securities exchange or in any other organized trading market, and the secondary market sales activity for the Units has been limited and sporadic. See "Trading History of Units" below. The trading prices for the Units in the secondary market have been discounted compared to the offering price of the Units and the other measures of value discussed below. We believe that these discounted trading prices do not reflect the value of the underlying investment interests of the Partnership in the Operating Partnerships, especially in light of the stated intention of WRRC to seek to sell the properties and liquidate the Partnership, which WRRC believes will result in significantly greater value for Unit Holders.

            We believe that an offer for the Units at the Purchase Price affords those Unit Holders who require immediate liquidity and do not wish to wait for the potential sale of the properties and liquidation of the Partnership, which WRRC estimates could occur within four to twelve months, an opportunity to sell their Units immediately at a price that is higher than the amount currently offered by MP Falcon, and substantially higher than recent trading prices for the Units. We hope to realize a profit at a later time on our purchase of Units in the Offer through future cash flow or liquidating distributions from the Partnership, through a future disposition of the Units or otherwise. Other than as set forth in this Offer to Purchase, we have no current plans to cause the Partnership to effect any distributions or to dispose of or otherwise transfer any Units acquired by us in the Offer.

            Determination of our Purchase Price. We are offering to purchase Units at a Purchase Price of $32.00 per Unit. The Purchase Price was determined as a favorable alternative for Unit Holders who need immediate liquidity by providing a higher price than the price currently offered by MP Falcon. We believe that the sale of the Partnership's real estate properties, which is currently being pursued and which could occur in the next four to twelve months, should provide significantly greater value to you than the Purchase Price. We have not performed nor have we obtained any valuations, projections or other analyses to determine the Purchase Price.

            The Partnership recently stated that a written offer was received to purchase the Westmont Property for $60,000,000. Because the offer has not yet been negotiated and is subject to due diligence, the final negotiated price could be higher or lower that that amount. However, we believe that the price offered for the Westmont supports the conclusion that our offer of $32.00 per Unit, and certainly the recent offer by AIMCO/Bethesda and the current MP Falcon offer of $23.30 and $30.00 per Unit, respectively, are significantly lower than you might receive from a sale of both properties and liquidation of the Partnership.

            For example, in determining their offer price, AIMCO/Bethesda estimated the gross valuation of both of the Partnership's properties, combined, to be $58,832,312, less than the amount currently offered to purchase just the Westmont property, which has not yet been negotiated or countered in an attempt to obtain an even higher price. The Partnership's initial investment in the Westmont totaled approximately 80% of its total property investments.

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

            Of course, there can be no guarantee that a sale of one or both of the properties will occur in the next four to twelve months, or at any time in the near future, in which case the Partnership and its partners would continue to be exposed to the risk of fluctuations in asset values because of changing market conditions and other factors. In addition you should be aware that the Westmont property is subject to certain restrictions on immediate sale, and the Fieldpointe property is subject to Federal Housing Administration regulations.

            Trading History of Units. Secondary market sales activity for the Units, including privately negotiated sales, has been limited and sporadic. According to information obtained from the Partnership's transfer agent, from July 1, 2003 to June 30, 2004 an aggregate of approximately 24,378 Units (representing approximately 2.5% of the total outstanding Units) were transferred in sale transactions. Gross sales prices during this period, as reported by the Partnership's transfer agent, ranged from $2.78 per Unit to $12.50 per Unit, with an average price of $9.75 per Unit. The gross sales prices do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. Moreover, the transfer documentation submitted to the General Partners often does not include the requested price information or contains conflicting information as to the actual sales price. Accordingly, you should not rely upon the accuracy of this information.

            We believe that, although secondary market sales information may not be a reliable measure of value because of the limited and inefficient nature of the market for Units, this information may be relevant to your decision as to whether to tender your Units pursuant to the Offer. At present, privately negotiated sales, tender offers for Units and sales through intermediaries (e.g., through the trading system operated by American Partnership Board, Inc., which publishes sell offers by Unit Holders) are the only means available to a Unit Holder to liquidate an investment in Units (other than the Offer) because the Units are not listed or traded on any exchange or quoted on The Nasdaq Stock Market.

            Other Tender Offers. On September 1, 2004, AIMCO/Bethesda began a tender offer to purchase Units at a purchase price of $23.30 per Unit. This offer expired at midnight, New York City time on September 29, 2004, unless extended. On September 22, 2004, MP Falcon Growth 2, LLC, et al, began a tender offer to purchase Units at a purchase price of $24.25 per Unit. On October 5, 2004, this offer was amended to increase the purchase price to $30.00 per Unit. This amended offer is scheduled to expire at midnight, Pacific standard time, on November 2, 2004, unless extended.

            SECTION 14. CONDITIONS OF THE OFFER. Notwithstanding any other term of the Offer, we will not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained prior to the Expiration Date. Furthermore, notwithstanding any other term of the Offer, we will not be required to accept for payment or pay for any Units not accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

            (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by us, (ii) imposes or confirms limitations on our ability effectively to exercise full rights of ownership of any Units, including without limitation the right to vote any Units acquired by us pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unit Holders, (iii) requires divestiture by us of any Units, or (iv) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of us or the Partnership;

            (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

            (c) any change or development shall have occurred or been threatened since the date of this Offer to Purchase, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which is or may be materially adverse to the Partnership, or the Purchaser shall have become aware of any fact that does or may have a material adverse effect on the value of the Units;

            (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of, or imposition of a limitation on, the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

            (e) there would be fewer than 300 Unitholders in the Partnership as a result of the consummation of the Offer.

            The foregoing conditions are solely for our benefit and may be asserted by us regardless of the circumstances giving rise to such conditions or may be waived by us in whole or in part at any time from time to time prior to the Expiration Date. To the extent that any of the foregoing conditions are waived by us with respect to a tender of Units by a Unit holder, we will waive that condition for all other tenders made by Unit holders. Any determination by us concerning the events described above will be final and binding upon all parties. All of the foregoing conditions of the Offer, other than those relating to necessary governmental approvals, must be satisfied or waived prior to the Expiration Date.

            SECTION 15. CERTAIN LEGAL MATTERS.

            General. We are not aware of any filings with, or approvals or other actions by, any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by us pursuant to the Offer, other than the filing of a Tender Offer Statement on Schedule TO with the SEC by us and the filing of a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC by the Partnership (both of which have already been filed) and any required amendments thereto. Should any such approval or other action be required, it is our present intention that such additional approval or action would be sought, except as described below under "State Laws." Although there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause us to elect to terminate the Offer without purchasing Units thereunder. If certain types of adverse action are taken with respect to the matters discussed below, we may decline to accept for payment or pay for any Units. See Section 14.

            Antitrust. We do not believe that the consummation of the Offer will result in violation of any applicable antitrust laws, including without limitation the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

            Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to the Offer.

            State Laws. We are not aware of any jurisdiction in which the making of our Offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) Unit Holders residing in such jurisdiction.

            SECTION 16. FEES AND EXPENSES. Except as set forth in this Section 16, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. We have retained The Bank of New York to act as Information Agent and as the Depositary in connection with the Offer. We will pay the Information Agent and the Depositary reasonable and customary compensation for their respective services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and have agreed to indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. We will also pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

            SECTION 17. MISCELLANEOUS. The Offer is being made to all Unit Holders. We are not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) Unit Holders residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of us by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

            No person has been authorized to give any information or to make any representation on behalf of us not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

            We have filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth in
Section 9 (except that they will not be available at the regional offices of the SEC).


                                          West Putnam Housing Investors III LLC

September 30, 2004
Revised October 19, 2004



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

                                   SCHEDULE I
                 INFORMATION REGARDING MEMBERS OF THE PURCHASER


            The Purchaser is a Delaware limited liability company that is managed by West Putnam Housing Investors II LLC, a 50% owner and its sole managing member. West Putnam II is a Delaware limited liability company formed for the purpose of acquiring Units in a tender offer conducted in 2000. The sole business of the West Putnam II is the ownership of Units acquired in the 2000 tender offer and serving as managing member of the Purchaser. The sole managing member of West Putnam II is West Putnam Housing Investors LLC. West Putnam is owned 75% by Mr. Richard P. Richman and 25% by Mr. Robert H. Wilder, Jr. The business address of both Purchaser and West Putnam II is 599 West Putnam Avenue, Greenwich, CT 06830. The remaining 50% of the Purchaser is owned by Sargeant Capital Ventures, LLC. Mr. Daniel L. Nir is the sole managing member and 50% owner of Sargeant Capital Ventures, LLC; various minority interest holders comprise the remaining 50% interest.

            Set forth below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of Messrs. Richman, Wilder, Picket, Levitt and Nir. Each person identified below is a United States citizen. No person identified below has been (i) convicted in a criminal proceedings during the past five year or (ii) a party to any judicial or administrative proceedings during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

NAME, PRESENT PRINCIPAL OCCUPATION OR
EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY

            Richard Paul Richman graduated from the Columbia University Law School with a Juris Doctor degree, the Columbia University Graduate School of Business Administration with a Master of Business Administration degree and Syracuse University with a Bachelor of Arts degree in Political Science. Mr. Richman has over twenty years of extensive experience in the syndication, development and management of residential properties. From March 1988 to date, Mr. Richman has been the President and a Director and a shareholder of Wilder Richman Corporation, also an affiliate of WRRC. From 1986 to date, Mr. Richman has been the President and a director of WRRC. From 1973 until 1979, Mr. Richman practiced law in New York City. Mr. Richman is the President and a member of the Board of Directors of the Affordable Housing Tax Credit Coalition and has been a member of the National Advisory Board of the Housing and Development Reporter, a bi-weekly publication, a frequent speaker on real estate syndication, a member of the National Leased Housing Association, and has appeared on National Public Radio and American Broadcasting Company's "Nightline" program. Mr. Richman's business address is c/o Wilder Richman Resources Corporation, 599 West Putnam Avenue, Greenwich, CT 06830.

            Robert H. Wilder, Jr., is the Executive Vice President and a Director of WRRC. Mr. Wilder received an M.B.A. degree form the Columbia University Graduate School of Business Administration, and a B.A. degree in economics from University of Michigan. For nearly 25 years, Mr. Wilder has been one of the leading developers of affordable housing in suburban and upstate New York. From 1979 to date Mr. Wilder has been the Chairman of the Board and a Director and a shareholder of Wilder Richman Corporation, an affiliate of WRRC. From 1988 through 1995, Mr. Wilder was the President and sole shareholder of Wilder Property Companies, Inc. Mr. Wilder is currently a Managing Member of Wilder Balter Partners, L.L.C. and his principal business address is 570 Taxter Road, Elmsford, NY 10523. Mr. Wilder is a licensed real estate broker in New York and Connecticut.

            Joel I. Picket is Chairman of Gotham Construction Company, LLC. Mr. Picket took charge of Gotham Organization Inc. in 1965, leading the evolution of the now 67-year old company from what was strictly a general contracting business to a multi-dimensional, full service real estate firm active in general contracting, construction management, and development management, both of its own and third party properties. Mr. Picket is responsible for the unusual diversity of Gotham's portfolio which includes construction and/or development of residential, commercial, medical, educational, and hotel properties in the New York metropolitan area. Gotham has been consistently ranked over the past 25 years as one of the 400 largest contractors in the country and has been responsible for the construction of more than 20,000 residential units. Mr. Picket is a board member of numerous civic and educational organizations. He is a past member of the Board of Directors of the Building Contractors

Association, and currently serves on the Member Board of Governors of the Real Estate Board of New York and is a Member and Director of the National Housing Conference. Mr. Picket holds a Bachelor of Arts and Science degree from Cornell University, and attended Graduate School of Business Administration at New York University. Mr. Picket's principal business address is 1010 Avenue of the Americas, New York, NY 10018.

            Michael J. Levitt has been one of the major developers in the housing industry over the past thirty-five years. He is the founder and sole owner of a group of companies involved in the production, management and financing of rental apartments. The Michaels Development Company has developed, acquired and rehabilitated over 22,000 apartments since 1963. Interstate Realty Management Company has more than 1,000 employees and currently manages a portfolio valued in excess of one billion dollars consisting of 160 properties and over 18,000 apartments located in 17 states, the District of Columbia and the U.S. Virgin Islands. The Michaels Equity Corp. attracts investors, through equity syndications (including LIHTC), for the organization's housing developments. Continental Mortgage Corporation is an FHA-approved mortgagee that structures sophisticated funding transactions for new construction, acquisitions and refinancing of existing properties in the portfolio. Mr. Levitt has served as a spokesperson for the housing industry on government trends and policies. He has been a member of the National Association of Home Builders' Rental Housing Committee since its inception, and has chaired its Multi-Family Subcommittee. He holds a Bachelor of Arts degree from Dickenson College. Mr. Levitt's principal business address is 1 Stow Road, Marlton, NJ 08053-0994.

            Daniel L. Nir graduated with a Bachelor of Science degree in economics from the Wharton School of the University of Pennsylvania. Mr. Nir has over 20 years of experience in the financial industry. Mr. Nir is the founder and managing member of P&S Capital Management, LLC, a private investment firm based in New York managing pooled investment vehicles and other accounts. Prior to forming P&S Capital Management LLC in December, 1998, Mr. Nir was a general partner of Gotham Capital, a private investment firm managing pooled investment vehicles and other accounts. Mr. Nir's business address is 950 Third Avenue, New York, NY 10022.

            Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and any other required documents should be sent or delivered by each Unit Holder or such Unit Holder's broker, dealer, bank, trust company or other nominee to the Depositary as set forth below.

                        The Depositary for the Offer is:
                              The Bank of New York
                                  P.O. Box 7090
                               Troy, MI 48007-7090

                            Toll Free: 1-888-382-6955
                            Facsimile: (248) 614-4536


            Questions and requests for assistance or for additional copies of this Offer to Purchase or Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                     The Information Agent for the Offer is:
                              The Bank of New York
                                  P.O. Box 7090
                               Troy, MI 48007-7090

                                 1-888-382-6955
                                   (Toll Free)






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